Exhibit (a)(1)(E)

May 21, 2010

Re:  Commencement of Stock Option Exchange Program

Dear Team Members,

We are pleased to announce that the Stock Option Exchange Program officially commences today, May 21, 2010.  The program allows eligible employees a one-time opportunity to voluntarily surrender certain outstanding underwater stock options in exchange for fewer new stock options with a lower exercise price (the “Exchange Offer”).  The Exchange Offer will expire at 9:00 p.m. Pacific Time on June 18, 2010, unless we extend the Exchange Offer, and is subject to the terms described in the Offer to Exchange document, which is attached to this email and was filed with the Securities and Exchange Commission (“SEC”) on May 21, 2010.  Attached please find the following documents containing important information about the Exchange Offer:

•                  Offer to Exchange document describing the terms and conditions of the Exchange Offer;

•                  The paper election form; and

•                  The paper notice of withdrawal.

Please read and carefully consider all of this information.

Please note that participation in the exchange program is not mandatory.  If you wish to participate in the Exchange Offer, you must complete and submit the paper forms attached to this email.

You are an eligible employee if you are:

•                  a current employee;

•                  employed by us on the date the exchange program commences and remain employed through the expiration date of the Exchange Offer;

•                  not a member of our Board of Directors, including John and Bob Farahi who have elected not to be eligible

If you are an eligible employee, you have the opportunity to exchange some or all of your eligible options that:

•                  were granted prior to May 20, 2009; and

•                  have an exercise price equal to or greater than $13.32, which approximates the 52-week intraday-high price of our common stock as reported on the NASDAQ.

If you would like to request additional copies of the Offer to Exchange document, the Election Form, or other documents relating to the Exchange Offer, please request them from me by email at RRowan@MonarchCasino.com.

Although our Board of Directors has approved the Exchange Offer, neither we nor our Board of Directors will make any recommendation as to whether you should exchange, or refrain from exchanging, any or all of your eligible stock options for new stock options in the Exchange Offer.  You must make your own decision on whether to surrender your eligible stock options for exchange after taking into account your own personal circumstances or preferences.  You are encouraged to consult your personal outside tax, financial, and legal advisor(s) as you deem appropriate if you have questions about your tax, financial, or legal situation as it relates to the Exchange Offer.

Ron Rowan

Chief Financial Officer and Treasurer